Exhibit 3(ii). Bylaws.
A new Section 11 was added to the Bylaws, as set forth below, and the remaining numbered paragraphs of the Bylaws were renumbered accordingly:
11. A shareholder must provide written notice of any proposal to be submitted at an annual meeting and such notice must be delivered to the Secretary of the Company so as to be received at the Company’s principal executive offices not less than 120 days in advance of the date of the Company’s proxy statement released to its shareholders in connection with the previous year’s annual meeting of shareholders, except that if no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year’s proxy statement, such notice must be so received a reasonable time before the solicitation is made. Each such notice shall set forth as to each matter the shareholder proposes to bring before the annual meeting (a) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (b) the name and address of the shareholder proposing such business; (c) the number of share of the corporation which are beneficially owned by the shareholder; (d) any material interest of the shareholder in such business; and (e) such other information regarding such business as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had the matter been proposed by the Company’s Board of Directors. Notwithstanding anything in these Bylaws to the contrary, no business shall be considered properly brought before an annual meeting by a shareholder unless it is brought in accordance with the procedures set forth in this Section.
Further, existing Section 22 of the Bylaws, which currently reads as follows:
Special meetings of the Board may be called by the President on three (3) days’ notice to each director, either personally or by mail, telegram or facsimile; special meetings shall be called by the President or Secretary in like manner and on like notice, on the written request of two (2) or more directors.
was replaced in its entirety with the following:
Special meetings of the Board may be called by the President on twenty-four (24) hours’ notice to each director, either personally or by mail, telegram or facsimile, telephone, electronic mail, electronic posting, any other form of electronic communication or any other appropriate means of communication; special meetings shall be called by the President or Secretary in like manner and on like notice, on the written request of two (2) or more directors. Notice of any meeting of the Board of may be waived by any director either before, at, or after such meeting orally or in a writing signed by such director. A director, by his or her attendance at any meeting of the Board, shall be deemed to have waived notice of such meeting, except where the director objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened and does not participate thereafter in the meeting.